A.BRIDGE-REALVEST SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2018 AND ENDING 12-31-2018
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.Bridge-Realvest Securities Corp.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Tice Blvd, Suite 340
(No. and Street)

Woodcliff Lake	New Jersey	07677
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Sandler   201-746-9292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ram Associates
(Name – if individual, state last, first, middle name)

3240 E State Street Ext	Hamilton	NJ	08619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Gregg Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.Bridge-Realvest Securities Corp., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANA I FERREIRA
Notary Public
State of New Jersey
My Commission Expires Feb. 28, 2021
I.D.# 2340967

Signature

Senior Vice President
Title

2/28/2019
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.BRIDGE-REALVEST SECURITIES CORPORATION

CONTENTS

DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
A.BRIDGE-REALVEST SECURITIES CORP.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of A.Bridge-Realvest Securities Corp. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of A.Bridge-Realvest Securities Corp. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of A.Bridge-Realvest Securities Corp.'s management. Our responsibility is to express an opinion on A.Bridge-Realvest Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to A.Bridge-Realvest Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1, Computation for Determination of Reserve Requirements under Rule 15c3-3, and information for Possession or Control Requirements under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of A.Bridge-Realvest Securities Corp.'s financial statements. The supplemental information is the responsibility of A.Bridge-Realvest Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1, Computation for Determination of Reserve Requirements under Rule 15c3-3, and information for Possession or Control Requirements under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ram Associates

We have served as A.Bridge-Realvest Securities Corp.'s auditor since 2019.

Hamilton, NJ

February 28, 2019

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$62,296
Security Deposit	740
Total assets	**$ 63,035**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 6,453
Total liabilities	**6,453**

STOCKHOLDERS' EQUITY:

Common stock, no par value; authorized 200 shares; outstanding 20 shares	$ 20	
Additional paid-in-capital	29,784	
Retained earnings	26,779	
Total stockholders' equity		**56,583**

Total liabilities and stockholders' equity	**$ 63,036**

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:

Fee income		$ 42,111
Advisory Income		23,576
Placement Income		94,600
Interest		174
Total revenue		**$160,461**

Expenses:

Commissions paid registered representatives	$119,915	
Consulting Services	15,000	
Regulatory fees	5,203	
Rent	3,835	
Office supplies	1,666	
Telephone	5,496	
Professional Fees	3,000	
IT Services	1,485	
Marketing expense	1,000	
Entertainment	232	
Travel	2,859	
Insurance	472	
Repairs	28	
Other expenses	209	
Total Expenses		160,400
Net Income/(Loss)		$ 61

See notes to financial statements

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

DECEMBER 31, 2018

Cash flows from operating activities:

Net Income	$ 61
Net cash increase provided by operating activities	61
Cash and cash equivalents-January 1, 2018	62,235
Cash and cash equivalents-December 31, 2018	$ 62,296

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Stockholders' equity, January 1, 2018	$ 56,522
Plus: Net Income	61
Stockholders' equity, December 31, 2018	**$ 56,583**

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

1. **Nature of Business.**

   The Company has been registered as a securities broker-dealer since 1996. It operates as a placement agent for private, non-profit and governmental entities and remarketing agent for variable rate bonds.

2. **Summary of significant accounting policies.**

   Income taxes:
   Income taxes are based on the net income of the company.

   Use of estimates:
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Revenue Recognition.**

   The Company recognizes fee income when it is earned. The Company's fees for placement and advisory services for various transactions are subject to negotiation on each respective transaction, and are recognized in the period in which they are received. Revenue from remarketing fees for serving as agent in connection with variable rate demand bond issues is set by contract and is received quarterly in advance.

4. **Cash Equivalents.**

   For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

5. **Net Capital Requirements.**

   Exemption from Rule 15c-3-3 is claimed under (k) (2) (i).

   As a registered broker-dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater.

At December 31, 2018, the Company had net capital of $55,843, as reported on page 8 of the audited Form X-17A-5, which was $50,842 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .1156 to 1.

6. **Accounting for Uncertain Tax Positions**

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2015 through 2017 remain subject to examination by the taxing authorities.

7. **Subsequent Events.**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2018 and determined that there are no material events that would require disclosures in the Company's financial statements.

8. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable. The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts:

9. **Related Party Transactions**

The Company's officers and directors perform services for the Company and receive compensation for such services from time to time. In 2018, the Company paid an officer and a related person an aggregate of $85,671.

A.BRIDGE-REALVEST SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2018

Common Stock		$ 20
Additional paid-in-capital		29,784
Retained earnings		26,779
Total Available Capital		56,583
Less: non-allowable assets		
Security Deposit		(740)
Net capital		**55,843**

Greater of:

Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness $6,453):	$ 430	5,000
Excess net capital		**$50,843**
Excess net capital at 1000% (120%)		**$49,843**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 6,453
Percentage of aggregate indebtedness to net capital	11.56%

There were no material differences existing between the above computation and the computation included in the Company's unaudited Form X-17A-5 Part IIA Filing.

See notes to financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2018

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 55,843
Audit Adjustments	0
Net capital per audited report, December 31, 2018	**$ 55,843**

A.BRIDGE-REALVEST SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

A.BRIDGE-REALVEST SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
A.BRIDGE-REALVEST SECURITIES CORP.

To the Board of Directors and Shareholders
of A.Bridge-Realvest Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) A.Bridge-Realvest Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which A.Bridge-Realvest Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) A.Bridge-Realvest Securities Corp. stated that A.Bridge-Realvest Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. A.Bridge-Realvest Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.Bridge-Realvest Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ram Associates

Hamilton, NJ

February 28, 2019

A.BRIDGE-REALVEST SECURITIES CORPORATION

EXEMPTON REPORT
DECEMBER 31, 2018

A.Bridge-Realvest Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i)
2. The Company met such exemption provide of 17 C.F.R. §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

I, Gregg Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Senior Vice President
Dated: February 27, 2019

See independent auditor's report